Filed by XCF Global, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: XCF Global, Inc. (Commission File No. 001-42687)
September 14, 2026

XCF Global (NASDAQ: SAFX), DevvStream and Southern Energy Renewables Amend Business Combination Agreement, Increasing XCF and DevvStream Shareholder Ownership and Establishing Additional Capital Support; XCF Shareholder GL Also Investing $1.0 Million in XCF Through Warrants Exercisable at $2.50 Per Share

Amended terms increase expected XCF shareholder ownership in the combined company for existing XCF shareholders to approximately 69.57% and for former DevvStream shareholders to approximately 10.43%, respectively while adding committed and new post-closing capital support for XCF and streamline certain closing conditions as the proposed combination advances toward completion.

Houston, TX – September 14, 2026 – XCF Global Inc. (“XCF”) (Nasdaq: SAFX), a scaling U.S.-based producer of renewable diesel and sustainable aviation fuel (“SAF”), together with DevvStream Corp. OTC: DEVSF) and Southern Energy Renewables Inc (“Southern”) today announced an amendment to their previously announced Business Combination Agreement. The amendment increases the ownership attributable to XCF and DevvStream shareholders, includes a $1.0 million investment in XCF by GL PART SPV I and a framework for at least $4.3 million in aggregate capital to XCF within three months following closing, and updates certain closing conditions as the parties continue to advance the proposed combination.

The amendment includes the following key changes:

●	Enhanced shareholder ownership: Existing XCF shareholders are expected to own approximately 69.57% of the combined company following closing, up from 66.7% under the original agreement. Former DevvStream shareholders are expected to own approximately 10.43%, up from approximately 10.0%, while former Southern shareholders are expected to own approximately 20.0%, compared with approximately 23.3% previously.

●	Streamlined closing framework: The parties agreed to remove or revise certain transaction closing conditions, including previously specified XCF revenue and EBITDA thresholds and the Nasdaq Sweden listing requirement, while applicable Nasdaq approval requirements remain in place.

●	Additional capital support: GL PART SPV I has made a $1.0 million investment in XCF through the Company’s previously announced warrant program, under which, GL purchases warrants to acquire common stock of the Company at an exercise price of $2.50 per share, which the Company believes demonstrates GL’s belief in the Company’s potential future growth in shareholder value. Additionally, EEME Energy SPV I LLC and GL PART SPV I, LLC have agreed to fund, or cause to be funded, at least $4.3 million in aggregate additional capital to XCF within the three months following closing. They have also agreed to use commercially reasonable efforts to invest at least $50 million in aggregate additional capital to XCF during the 12 months following closing of the business combination.

●	The parties believe the amendment preserves the strategic rationale of the transaction of the business combination and provides a clear framework for advancing the proposed transaction.

A Scalable, Integrated Energy Platform

If completed, the proposed combination is expected to bring together XCF’s renewable fuels operating platform, Southern’s energy infrastructure and development opportunities, and DevvStream’s environmental-asset development and monetization capabilities.

The combined platform is intended to serve aviation, marine, industrial and other customers across renewable fuels, infrastructure and environmental markets, while providing a broader foundation for commercial growth and long-term value creation.

XCF Financial Outlook

XCF’s previously announced full-year 2027 outlook remains unchanged. The Company continues to target gross product sales of $775 – 825 million, net revenue of approximately $110 million to $120 million and EBITDA of approximately $65 million to $70 million for the year ending December 31, 2027. The removal of the prior revenue and EBITDA closing condition under the BCA does not represent a change to XCF’s previously disclosed outlook.

“The amended agreement reflects continued progress toward completing the proposed combination and updates the transaction economics for our shareholders,” said Chris Cooper, Chief Executive Officer of XCF Global. “We believe the $1.0 million investment in XCF by our existing shareholder GL through warrants exercisable at $2.50 per share demonstrates, GL’s belief in XCF’s potential future growth in shareholder value. Under the revised terms, existing XCF shareholders are expected to own approximately 69.57% of the combined company. We remain focused on completing the transaction while continuing to execute operationally at New Rise Renewables Reno.”

“We believe the combination will create a broader platform spanning alternative renewable fuels, infrastructure and environmental markets, with multiple pathways for commercial growth.”

Transaction Update

Upon completion of the proposed business combination, Southern and DevvStream would each become wholly owned subsidiaries of XCF, with XCF continuing as the publicly traded parent company.

Completion remains subject to the satisfaction or waiver of the remaining closing conditions under the BCA, as amended.

About XCF Global, Inc.

XCF Global, Inc. ("XCF") is a U.S.-based producer of renewable diesel and sustainable aviation fuel ("SAF") focused on decarbonizing transportation while supporting domestic fuel supply and energy security. The Company's flagship facility, New Rise Renewables Reno, has a permitted nameplate production capacity of ~38 million gallons per year. XCF intends to advance a pipeline of potential expansion opportunities in Nevada, North Carolina and Florida and to build relationships across the energy and transportation sectors that it believes could support the scaling of renewable fuels production. Any such opportunities remain subject to, among other factors, feasibility assessments, financing, regulatory approvals and market conditions. XCF is listed on the Nasdaq Capital Market and trades under the symbol SAFX.

Contacts

XCF Global: Corporate Communications
media@xcf.global

Non-GAAP Measures Definitions & Reconciliations

This earnings release contains non-GAAP (accounting principles generally accepted in the United States of America) financial measures as defined by SEC Regulation G and indicated by a footnote in the text of this release. Definitions for the non-GAAP measures are provided below. Management believes these non-GAAP measures are a useful supplemental measure of operating performance because they eliminate the effects of financing and capital structure, tax jurisdictions, and non-cash depreciation and amortization expenses. However, these non-GAAP measures are not measures of financial performance under U.S. GAAP and should not be considered as an alternative to revenue or net income (loss) or any other measure of performance derived in accordance with U.S. GAAP.

Because not all companies use identical definitions or calculations, our presentation of these measures may not be comparable to similarly titled measures of other companies. In reliance upon Item 10(e)(1)(i)(B) of Regulation S-K, reconciliations of forward-looking GAAP and non-GAAP measures are not provided because of the unreasonable effort associated with providing such reconciliations due to the variability in the occurrence and the amounts of certain components of GAAP and non-GAAP measures. For the same reasons, we are unable to address the significance of the unavailable information, which could be material to future results.

Gross product sales is a management estimate of the dollar value of the finished renewable fuel product sales in the end-customer markets. XCF believes that this is an important and relevant metric regarding the sales value of the company's products when comparing XCF to other companies. Management defines this as the number of gallons of renewable fuel sold by the Company during a period multiplied by the average observed or derived price in the end-customer market for each product during a period, including government incentives, feedstock, processing and logistics.

EBITDA is defined as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization.

Cautionary Note Regarding Forward-Looking Statements

This Press Release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, statements regarding XCF Global's expectations with respect to future performance and anticipated financial impacts of the recently completed business combination with Focus Impact BH3 Acquisition Company (the "Business Combination"), estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by XCF Global and its management, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) unexpected increases in XCF Global's expenses, including manufacturing and operating expenses and interest expenses, as a result of potential inflationary pressures, changes in interest rates and other factors; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with regard to XCF Global's offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against the parties to the Business Combination or others; (5) XCF Global's ability to regain compliance with Nasdaq's continued listing standards and thereafter continue to meet Nasdaq's continued listing standards; (6) XCF Global's ability to integrate the operations of New Rise and implement its business plan on its anticipated timeline; (7) XCF Global's ability to raise financing to fund its operations and business plan and the terms of any such financing; (8) the New Rise Reno production facility's ability to produce the anticipated quantities of SAF without interruption or material changes to the SAF production process; (9) the New Rise Reno production facility's ability to continue producing renewable diesel in commercial quantities without interruption as the Company advances its planned transition toward SAF production; (10) XCF Global's ability to resolve current disputes between its New Rise subsidiary and its landlord with respect to the ground lease for the New Rise Reno facility; (11) XCF Global's ability to resolve current disputes between its New Rise subsidiary and its primary lender with respect to loans outstanding that were used in the development of the New Rise Reno facility; (12) payment of fees, expenses and other costs related to the completion of the Business Combination and the New Rise acquisitions; (13) the risk of disruption to the current plans and operations of XCF Global as a result of the consummation of the Business Combination; (14) XCF Global's ability to recognize the anticipated benefits of the Business Combination and the New Rise acquisitions, which may be affected by, among other things, competition, the ability of XCF Global to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (15) changes in applicable laws or regulations; (16) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (17) the possibility that XCF Global may be adversely affected by other economic, business, and/or competitive factors; (18) the availability of tax credits and other federal, state or local government support; (19) risks relating to XCF Global's and New Rise's key intellectual property rights, including the possible infringement of their intellectual property rights by third parties; (20) the risk that XCF Global's reporting and compliance obligations as a publicly-traded company divert management resources from business operations; (21) LOIs and MOUs may not advance to definitive agreements or commercial deployment; (22) the effects of increased costs associated with operating as a public company; and (23) various factors beyond management's control, including general economic conditions and other risks, uncertainties and factors set forth in XCF Global's filings with the Securities and Exchange Commission ("SEC"), including its most recent Form 10-K, filed with the SEC on March 31, 2026, this Press Release and other filings XCF Global made or will make with the SEC in the future. If any of the risks actually occur, either alone or in combination with other events or circumstances, or XCF Global's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that XCF Global does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XCF Global's expectations, plans or forecasts of future events and views as of the date of this Press Release. These forward-looking statements should not be relied upon as representing XCF Global's assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements. While XCF Global may elect to update these forward-looking statements at some point in the future, XCF Global specifically disclaims any obligation to do so.

Additional Information and Where to Find It

In connection with the proposed transaction among the Company, DevvStream, and Southern, the Company has prepared and filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of the Company that also constitutes a prospectus (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of the Company. The Company, DevvStream, and Southern may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that the Company, DevvStream, and Southern (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY THE COMPANY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Company’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about the Company, DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the tab “Financials” on the “Investor Relations” page of the Company’s website page of the Company’s website at https://xcf.global/investor-relations/financials/sec-filings/ or by contacting the Company’s Investor Relations Department at safx@xcf.global.

Participants in the Solicitation

The Company, DevvStream, Southern, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of the Company is contained in the Company’s Registration Statement on Form S-4 and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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